EXHIBIT 99.1

Colliers International Reports First Quarter Results

Strong growth in revenues and earnings

Operating highlights:

	Three months ended
	March 31
(in millions of US$, except EPS)	2018	2017

Revenues	$552.5	$466.3
Adjusted EBITDA (note 1)	36.1	31.3
Adjusted EPS (note 2)	0.45	0.36

GAAP operating earnings	15.7	12.8
GAAP EPS	0.13	0.04

TORONTO, May 01, 2018 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) today reported operating and financial results for its first quarter ended March 31, 2018. All amounts are in US dollars.

Revenues for the first quarter were $552.5 million, an 18% increase (14% in local currency) relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $36.1 million, up 16% (14% in local currency) and Adjusted EPS (note 2) was $0.45, a 25% increase versus the prior year quarter. First quarter adjusted EPS would have been approximately $0.01 lower excluding foreign exchange impacts. GAAP operating earnings were $15.7 million, relative to $12.8 million reported in the prior year period. GAAP diluted net earnings per common share was $0.13 for the quarter, versus $0.04 per share for the same quarter a year ago. First quarter GAAP EPS would have been approximately $0.01 lower excluding foreign exchange impacts. Operating results for the first quarter of 2018 reflect the adoption of new US GAAP revenue guidance which became effective January 1, 2018. The comparative quarter has been restated to reflect the impact of the new revenue guidance.

“Colliers is off to a strong start in 2018, with well-balanced revenue growth from acquisitions and internally from our existing operations. Our revenue pipelines indicate solid activity across all service lines, with stable to positive conditions in most major markets,” said Jay S. Hennick, Chairman and CEO of Colliers International. “To date we have completed a total of five acquisitions, two in the Americas, two in Europe and one in Asia - investing more than $100 million. Last month we also completed the expansion and extension of our revolving credit facility, providing additional capacity for growth over the next five years. With our strong balance sheet, disciplined growth strategy, and proven track record, Colliers International is well positioned to continue expanding our global platform in 2018 and beyond,” he concluded.

About Colliers International
Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) is an industry-leading real estate services company with a global brand operating in 69 countries and a workforce of more than 12,000 skilled professionals serving clients in the world’s most important markets. Colliers is the fastest-growing publicly listed global real estate services company, with 2017 corporate revenues of $2.3 billion ($2.7 billion including affiliates). With an enterprising culture and significant employee ownership and control, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include strategic advice and execution for property sales, leasing and finance; global corporate solutions; property, facility and project management; workplace solutions; appraisal, valuation and tax consulting; customized research; and thought leadership consulting.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice that help clients accelerate their success. Colliers has been ranked among the top 100 global outsourcing firms by the International Association of Outsourcing Professionals for 13 consecutive years, more than any other real estate services firm. Colliers has also been ranked the number one property manager in the world by Commercial Property Executive for two years in a row.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended
(in thousands of US$)	March 31		Growth	Growth
(LC = local currency)	2018	2017	in USD %	in LC %

Outsourcing & Advisory	$241,730	$199,018	21%	15%
Lease Brokerage	167,734	144,827	16%	12%
Sales Brokerage	143,009	122,418	17%	13%

Total revenues	$552,473	$466,263	18%	14%

Consolidated revenues for the first quarter grew 14% on a local currency basis, led by a significant increase in Outsourcing & Advisory revenues in the EMEA region mainly attributable to the recent acquisition of a Finnish property and asset management firm. Consolidated internal revenue growth in local currencies was 6% (note 3), led by double-digit internal growth in Sales and Lease Brokerage in the Asia Pacific region.

Segmented Quarterly Results
Americas region revenues totalled $328.5 million for the first quarter compared to $283.8 million in the prior year quarter, up 15% on a local currency basis. Revenue growth was comprised of 8% contribution from recent acquisitions and 7% internal growth spread evenly across all three service lines. Adjusted EBITDA was $26.5 million, relative to $22.4 million in the prior year quarter. GAAP operating earnings were $20.0 million, relative to $12.7 million in the prior year quarter, with the prior year period impacted by acquisition-related costs.

EMEA region revenues totalled $115.7 million for the first quarter compared to $90.8 million in the prior year quarter, up 11% on a local currency basis, comprised of 13% growth from recent acquisitions offset by a 2% decline in internal revenues. Internal revenues were impacted by a decline in Sales Brokerage activity, primarily in the UK, relative to strong results reported in the prior year period, with activity levels also impacted by timing which is expected to increase future quarters’ revenues. Adjusted EBITDA was a loss of $0.4 million, versus a profit of $3.7 million in the prior year quarter, driven by planned investments in incremental revenue producers in major markets as well as revenue mix. The GAAP operating loss was $9.6 million for the quarter, relative to a loss of $1.0 million in the prior year quarter, with the current period impacted by acquisition-related costs and incremental acquisition-related amortization.

Asia Pacific region revenues totalled $107.8 million for the first quarter compared to $91.2 million in the prior year quarter, up 14% on a local currency basis. Revenue growth was comprised of 12% internal growth concentrated in Sales Brokerage and Lease Brokerage, and 2% growth from recent acquisitions. Adjusted EBITDA was $11.2 million versus $6.9 million in the prior year quarter, benefitting from operating leverage attributable to higher revenues resulting from investments in personnel in Asia over the last two years. GAAP operating earnings were $9.4 million for the first quarter, relative to $5.5 million in the prior year quarter.

Global corporate costs as reported in Adjusted EBITDA were $1.1 million in the first quarter, relative to $1.8 million in the prior year period, positively impacted by lower variable expenses. The corporate GAAP operating loss for the first quarter was $4.1 million, relative to a loss of $4.4 million in the prior year period.

Adoption of New Revenue Guidance
The Company adopted new US GAAP revenue guidance effective January 1, 2018, which had the impact of (i) increasing the proportion of reimbursable expenses related to property management activities accounted for as revenue on a gross basis, with no impact on earnings and (ii) accelerating the recognition of revenue related to certain Lease Brokerage transactions, with an accompanying immaterial increase to earnings.

In connection with the adoption, the Company restated its results for the prior year first quarter ended March 31, 2017 with the following impact:

  Increase to revenue of $43.4 million
  Increase to adjusted EBITDA of $2.0 million
  Increase to operating earnings of $2.0 million
  Increase to adjusted EPS of $0.04
  Increase to diluted net earnings per common share of $0.04

Conference Call
Colliers will be holding a conference call on Tuesday, May 1, 2018 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at www.colliers.com in the “Shareholders / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies, and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31, 2017 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended
(in thousands of US$)	March 31
	2018	2017

Net earnings	$8,541	$6,800
Income tax	4,716	4,327
Other income, net	(427)	(1,229)
Interest expense, net	2,915	2,942
Operating earnings	15,745	12,840
Depreciation and amortization	15,858	12,027
Acquisition-related items	2,253	4,208
Restructuring costs	70	734
Stock-based compensation expense	2,214	1,443
Adjusted EBITDA	$36,140	$31,252

2. Reconciliation of net earnings and diluted net earnings (loss) per common share to adjusted net earnings and adjusted earnings per share:

Adjusted earnings per share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) restructuring costs and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings (loss) per share to adjusted earnings per share appears below.

	Three months ended
(in thousands of US$)	March 31
	2018	2017

Net earnings	$8,541	$6,800
Non-controlling interest share of earnings	(670)	(2,202)
Amortization of intangible assets	8,588	6,050
Acquisition-related items	2,253	4,208
Restructuring costs	70	734
Stock-based compensation expense	2,214	1,443
Income tax on adjustments	(2,423)	(2,010)
Non-controlling interest on adjustments	(844)	(844)
Adjusted net earnings	$17,729	$14,179

	Three months ended
(in US$)	March 31
	2018	2017

Diluted net earnings per common share	$0.13	$0.04
Non-controlling interest redemption increment	0.07	0.08
Amortization of intangible assets, net of tax	0.14	0.09
Acquisition-related items	0.05	0.10
Restructuring costs, net of tax	-	0.01
Stock-based compensation expense, net of tax	0.06	0.04
Adjusted earnings per share	$0.45	$0.36

3. Local currency revenue growth rate and internal revenue growth

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months
	ended March 31
(unaudited)	2018	2017 (1)

Revenues	$552,473	$466,263

Cost of revenues	362,300	300,106
Selling, general and administrative expenses	156,317	137,082
Depreciation	7,270	5,977
Amortization of intangible assets	8,588	6,050
Acquisition-related items (2)	2,253	4,208
Operating earnings	15,745	12,840
Interest expense, net	2,915	2,942
Other income, net	(427)	(1,229)
Earnings before income tax	13,257	11,127
Income tax expense	4,716	4,327
Net earnings	8,541	6,800
Non-controlling interest share of earnings	670	2,202
Non-controlling interest redemption increment	2,905	3,220
Net earnings attributable to Company	$4,966	$1,378

Net earnings per common share
Basic	$0.13	$0.04
Diluted	0.13	0.04

Adjusted earnings per share (3)	$0.45	$0.36

Weighted average common shares (thousands)
Basic	39,048	38,720
Diluted	39,653	39,117

Notes to Condensed Consolidated Statements of Earnings
(1)  Restated to reflect adoption of new US GAAP revenue guidance effective January 1, 2018.
(2)  Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments, and contingent acquisition consideration-related compensation expense.
(3)  See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	March 31, 2018	December 31, 2017	March 31, 2017

Assets
Cash and cash equivalents	$111,649	$108,523	$97,695
Accounts receivable and contract assets	439,732	487,279	380,148
Prepaids and other assets	80,275	68,556	55,611
Current assets	631,656	664,358	533,454
Other non-current assets	73,445	72,736	63,189
Fixed assets	84,275	83,899	69,169
Deferred income tax	45,560	48,401	65,210
Goodwill and intangible assets	743,364	638,166	586,145
Total assets	$1,578,300	$1,507,560	$1,317,167

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$502,478	$646,722	$418,345
Other current liabilities	59,483	75,494	54,086
Long-term debt - current	3,262	2,426	2,618
Current liabilities	565,223	724,642	475,049
Long-term debt - non-current	433,261	247,467	402,370
Other liabilities	79,575	67,904	65,840
Deferred income tax	26,582	19,044	16,868
Redeemable non-controlling interests	153,125	145,489	121,846
Shareholders' equity	320,534	303,014	235,194
Total liabilities and equity	$1,578,300	$1,507,560	$1,317,167

Supplemental balance sheet information
Total debt	$436,523	$249,893	$404,988
Total debt, net of cash	324,874	141,370	307,293
Net debt / pro forma adjusted EBITDA ratio	1.3	0.6	1.4

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended
	March 31
(unaudited)	2018	2017

Cash provided by (used in)

Operating activities
Net earnings	$8,541	$6,800
Items not affecting cash:
Depreciation and amortization	15,858	12,027
Deferred income tax	(393)	1,847
Other	7,826	8,220
	31,832	28,894

Net changes from operating assets / liabilities
Accounts receivable	51,265	32,982
Prepaids and other current assets	4,856	(9,614)
Payables and accruals	(164,549)	(136,647)
Other	(738)	3,148
Contingent acquisition consideration paid	(2,856)	(301)
Net cash used in operating activities	(80,190)	(81,538)

Investing activities
Acquisition of businesses, net of cash acquired	(79,732)	(29,643)
Purchases of fixed assets	(6,209)	(6,733)
Other investing activities	(4,462)	(10,596)
Net cash used in investing activities	(90,403)	(46,972)

Financing activities
Increase in long-term debt, net	186,833	140,137
Purchases of non-controlling interests, net	(73)	(24,282)
Dividends paid to common shareholders	(1,947)	(1,932)
Distributions paid to non-controlling interests	(5,204)	(4,118)
Other financing activities	(2,519)	(61)
Net cash provided by financing activities	177,090	109,744

Effect of exchange rate changes on cash	(3,371)	3,313

Increase (decrease) in cash and cash equivalents	3,126	(15,453)

Cash and cash equivalents, beginning of period	108,523	113,148

Cash and cash equivalents, end of period	$111,649	$97,695

Segmented Results
(in thousands of US dollars)

			Asia
(unaudited)	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended March 31

2018
Revenues	$328,502	$115,717	$107,835	$419	$552,473
Adjusted EBITDA	26,455	(431)	11,217	(1,101)	36,140
Operating earnings (loss)	20,006	(9,571)	9,374	(4,064)	15,745

2017 (1)
Revenues	$283,822	$90,771	$91,200	$470	$466,263
Adjusted EBITDA	22,435	3,701	6,896	(1,780)	31,252
Operating earnings (loss)	12,694	(975)	5,511	(4,390)	12,840

(1) Restated to reflect adoption of new US GAAP revenue guidance effective January 1, 2018.

COMPANY CONTACTS:

Jay S. Hennick
Chairman & CEO

John B. Friedrichsen
CFO

(416) 960-9500